FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Result of the Tender Offer for Notes	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

Further to the communication made on 5 March 2019, Telefónica Europe B.V. (the "Issuer") announces the final results of the invitations to holders to tender for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers") of the following notes:

(i)	EUR 850,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2019 Notes"),

(ii)	EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2020 Notes"),
(each a "Series" and together the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor").
The Offers were made on the terms and subject to the conditions contained in the tender offer memorandum dated 5 March 2019 (the "Tender Offer Memorandum") and are subject to the offer restrictions more fully described in the Tender Offer Memorandum.
The Issuer will (subject to satisfaction or waiver of the New Financing Condition described in the above mentioned relevant event) accept validly tendered Notes pursuant to the Offers for purchase in cash in an aggregate principal amount of EUR 934,700,000, of which (i) an amount of EUR 586,500,000 in principal amount relates to the EUR 2019 Notes, and (ii) an amount of EUR 348,200,000 in principal amount relates to the EUR 2020 Notes.
The final results of the Offers are as follow:

Description of Notes	First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Pro-ration factor (if any)	Priority	Aggregate Principal Amount of Notes of each Series accepted for purchase
EUR 850,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2019 Notes") Current Coupon: 4.20%	4/12/2019	EUR 704,800,000	EUR 103,038 per EUR 100,000	N/A	1	EUR 586,500,000
EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2020 Notes") Current Coupon: 5.00%	31/3/2020	EUR 591,800,000	EUR 104,923 per EUR 100,000	N/A	2	EUR 348,200,000

Gran Vía, 28 - 9ª Planta - 28013 Madrid

The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum.
Whether the Issuer will purchase any Notes validly tendered in the Offers is subject, without limitation, to the satisfaction of the New Financing Condition. Subject to the satisfaction (or waiver) of the New Financing Condition, the expected settlement date of the Offers is 15 March 2019.
All Notes repurchased pursuant to the Offers will be cancelled.
Following the settlement of the Offers and subsequent cancellation of the repurchased Notes, more than 80 per cent. of the initial aggregate principal amount of the EUR 2019 Notes will have been purchased and cancelled by the Issuer. Pursuant to the terms and conditions of the EUR 2019 Notes, the Issuer will therefore have the option to redeem (after providing the required notice) all of the remaining outstanding EUR 2019 Notes (in whole but not in part) at their principal amount plus any interest accrued to, but excluding, the relevant day on which the EUR 2019 Notes become due for early redemption in accordance with the Conditions and any Arrears of Interest (as defined in the Conditions).
The Issuer may exercise this option following the settlement of the Tender Offer.
Madrid, 13 March 2019.

None of the Offers, the Tender Offer Memorandum or this announcement constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the Spanish Securities Market Law approved by Legislative Royal Decree 4/2015, of 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005, of 4 November 2005 and Royal Decree 1066/2007, of 27 July 2007. Accordingly, neither the Offers, nor the Tender Offer Memorandum has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

Gran Vía, 28 - 9ª Planta - 28013 Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 13, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid